

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via Facsimile
Eric D. Jacobs
Chief Financial and Administrative Officer
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042

      Re: DealerTrack Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 18, 2011
             File No. 000-51653

Dear Mr. Jacobs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Patrick Gilmore

                                    Patrick Gilmore
                                    Accounting Branch Chief